Exhibit 99.1

October 30, 2012

To The Tel Aviv Stock Exchange Ltd. Through the Magna Reporting System	To The Israeli Securities Authority Through the Magna Reporting System

Dear Sir/Madam,

Re: Gazit Globe Ltd. (hereinafter: the “Company”) – Notice of the Convening of the Annual General Meeting

The Company hereby respectfully announces that on Wednesday, December 5, 2012 at 11:00 AM (Israel time), an annual meeting of Company stockholders will be convened at the offices of the Company at 1 Hashalom Road, Tel Aviv, Israel. If no quorum is present half an hour after the time set for the meeting, the meeting will be adjourned until Wednesday December 12, 2012 at 11:00 AM (Israel time) and will be held at the same place.

1.	The Issues on the Agenda and the Proposed Resolutions:

1.1.	Financial Statements and Report of the Board of Directors

Discussion of the financial statements and the Report of the Board of Directors of the Company for the year ending December 31, 2011.

The Company’s Annual Report for 2011 dated March 28, 2012 (including the financial statements and the report of the Board of Directors for that period) (reference No.: 2012-01-082437) (the “Annual Report”) may be viewed on the distribution site of the Securities Authority at—www.isa.gov.il and on the website of the Tel Aviv Securities Exchange Ltd. at—www.tase.co.il.

1.2.	The Appointment of the Company’s Auditors and the Authorization of the Board of Directors to Determine their Fees

The re-appointment of the accounting firm of Kost, Forer, Gabbay & Kasierer (a member of Ernst & Young Global) as the Company’s independent registered public accounting firm and the authorization of the Company’s Board of Directors to determine their fees.

Pursuant to the rules of the New York Stock Exchange (NYSE), the Company’s Audit Committee has recommended to the Company’s Board of Directors and stockholders, to reappoint Kost, Forer, Gabbay and Kasierer (a member of Ernst & Young Global) as the Company’s independent registered public accounting firm.

Kost, Forer, Gabbay & Kasierer (a member of Ernst & Young Global) have no ties to the Company and/or with its subsidiaries, save for serving as its independent auditors, and from time to time, as tax consultants. For details regarding fees paid for 2011 to Kost, Forer, Gabbay & Kasierer (a member of Ernst & Young Global) see Section 4.4 of the Board of Directors Report section of the Annual Report.

1.3.	Approval of the Annual Grant for 2012 to the Deputy Chairman of the Board of Directors, Mr. Arie Mientkavich

The granting of an annual grant in the sum of NIS 500,000 to Mr. Arie Mientkavich Deputy Chairman of the Company’s Board of Directors, for his work in the Company in 2011.

1.3.1.	The grant offered to Mr. Mientkavich, as stated above, is identical to the grant awarded to Mr. Mientkavich for 2010 and 2009 and is in accordance with the resolutions of the Company’s Audit Committee of March 26, 2012 and of the Company’s Board of Directors of March 27, 2012. The Audit Committee unanimously approved the granting of the annual grant to Mr. Mientkavich. The Board of Directors unanimously approved the granting of the annual grant to Mr. Mientkavich (but without the participation of Mr. Mientkavich).

1.3.2.	The Company’s reasons for paying the grant are as follows: (a) the said grant constitutes part of the overall annual remuneration granted to Mr. Mientkavich, who is a member of the Company’s senior management, for his tenure in 2011, in light of his attainment of the Company’s general targets and considering the concrete achievements and many efforts of Mr. Mientkavich; (b) the amount of the grant and the ratio between such grant and the overall salary of Mr. Mientkavich as well as the ratio between such and the amounts of the grants made to the other office holders in the Company for 2011 is reasonable.

1.3.3.	For details about Mr. Mientkavich’ s terms of employment, see Appendix A of this report.

1.4.	Re-Appointment of Directors in the Company

1.4.1.	The re-appointment of Mr. Dori Segal, Executive Vice Chairman of the Company, as a director, pursuant to Articles 78.1—78.3 of the Company’s Articles of Association.

1.4.2.	The re-appointment of Mr. Chaim Ben Dor as a director, pursuant to Articles 78.1—78.3 of the Company’s Articles of Association.

1.4.2.1.	Pursuant to the provisions of Articles 78.1—78.3 of the Company’s Articles of Association, it is proposed to reappoint Messrs Dori Segal and Chaim Ben Dor, who are members of the first group of directors (as defined in Article 78.1.1 of the Company’s Articles of Association, and in accordance with the classification of the general meeting of January 12, 2012) and whose tenure ends at the date of the general meeting which is the subject of this report, as directors of the Company for another term which shall end at the date of the annual meeting which is convened in the third year after the annual meeting which is the subject of this report i.e.—the annual meeting which shall be held in 2015). Messrs Segal and Ben Dor will be reappointed as members of the first group.

In accordance with the Company’s Articles of Association, the tenure of all other directors, other than the external directors, will continue (i.e.: Messrs Chaim Katzman, Arie Mientkavich, Shay Pilpel, Gary Epstein and Douglas Sessler).

1.4.2.2.	Mr. Dori Segal has served as a director in the Company since December 26, 1993 and since February 29, 2008 he has served as Executive Vice Chairman of the Company’s Board of Directors (previously, Mr. Segal served as the Company’s President).

1.4.2.3.	Mr. Ben Dor has served as a director in the Company since January 13, 1993.

1.4.2.4.	For details regarding Mr. Dori Segal and Mr. Ben Dor see Chapter D (Further Details) of the Company’s Annual Report for 2011 dated March 28, 2012 (Reference No. :2012-01-082437) (the “Annual Report”). The above information is incorporated herein by way of reference.

1.4.2.5.	In the evaluation of the Company’s Board of Directors, in reliance, inter alia, on the declarations of qualifications provided by Mr. Segal and Mr. Ben Dor to the Company, Mr. Dori Segal and Mr. Chaim Ben Dor have accounting and financial expertise as defined in Section 240 of the Israeli Companies Law, 5759—1999 (Companies Law”) and the Israeli Companies Regulations (Tests and Conditions for Directors with Accounting and Finance Expertise and for a Director with Professional Qualifications), 5766—2005 (the “Expertise and Qualifications Regulations”)

The declarations of qualifications of Mr. Segal and Mr. Ben Dor as directors having financial and accounting expertise are attached as Appendix B’1 and Appendix B’2 of this report.

1.4.2.6.	As of the date of this report, Mr. Segal is not entitled to any compensation from the Company, save for office holder’s insurance, exemption and indemnification customary at the Company (for details, see Section 2 of Appendix C of this report). For details regarding the remuneration to which Mr. Segal is entitled from the public subsidiaries of the Company, see Article 21 in Chapter D of the Annual Report, for which the information contained therein is incorporated herein by reference.

1.4.2.7.	For details about the compensation to which Mr. Ben Dor is entitled as of the date of this report, due to his tenure as a director in the Company (similar to the entitlement of the other directors in the Company, save for those directors who fulfil another position in the Company), see Appendix C of this report.

The appointments of each one of Messrs Segal and Ben Dor will be tabled for voting separately.

1.5.	The appointment of Ms. Nadine Baudot-Trajtenberg as an external director in the Company.

The appointment of Ms. Nadine Baudot-Trajtenberg as an external director in the Company, starting from the date of her appointment by the general meeting and for a period of three years from such date.

1.5.1.	In the evaluation of the Company’s Board of Directors, relying on the declaration provided to the Company by Ms. Nadine Baudot-Trajtenberg , Ms. Baudot-Trajtenberg has the financial and accounting expertise as defined in Section 240 of the Companies Law and the Expertise and Qualification Regulations. The declaration of the qualifications of Ms. Nadine Baudot-Trajtenberg as a director having financial and accounting expertise, in accordance with the provisions of Section 241 of the Companies Law, is attached as Appendix B’3 of this report.

1.5.2.	Below are the relevant details on Ms. Nadine Baudot-Trajtenberg as required pursuant to Article 26 of the Israeli Securities Regulations (Annual and Immediate Reports), 5730—1970;

ID No.: 011907425

Date of Birth: March 14, 1956

Address for Service of Court Documents: 13 Vineshel Street, Tel Aviv, Israel

Citizenship: Israeli

Membership of Committees of the Board of Directors: No (does not yet serve as a director). Upon her appointment as an external director, Ms. Nadine Baudot-Trajtenberg will be appointed as a member of the Audit Committee of the Company and as a member of the Company’s Compensation Committee.

Ms. Nadine Baudot-Trajtenberg is not an employee of the Company, of a subsidiary of the Company, of an affiliate of the Company or of a interested party in the Company.

To the best knowledge of the Company and its Board of Directors, Ms. Nadine Baudot-Trajtenberg is not a relative of another interested party in the Company.

Education: Undergraduate degree in economics from the University of Montreal, Canada; Postgraduate degree in politics, philosophy and economics from Oxford University, England; PhD in economics, Harvard University, USA.

Employment in the Last Five Years (including other corporations in which she serves as a director): Director and chairman of the investments committee of Menorah Insurance Ltd., external director in menorah Mivtachim Pension, external director in Menorah Mivtachim Gemmel (hereinafter jointly: the “Menorah Group”), and deputy dean of the School of Economics at the Interdisciplinary Center Herzliyah.

1.5.3.	Additional Details Related to the Appointment of Ms. Nadine Baudot-Trajtenberg:

As stated above, Ms. Nadine Baudot-Trajtenberg serves, inter alia, in the Menorah Group, which, to the best knowledge of the Company, holds shares and debentures (bonds) of the Company. In its meeting of October 28, 2012, the Company’s Audit Committee approved, pursuant to Regulation 5 of the Israeli Companies Regulations (Matters which do not Constitute Linkage), 5767—2006 that the business ties of Ms. Nadine Baudot-Trajtenberg with the Company are negligible, both from Ms. Nadine Baudot-Trajtenberg’s perspective and from the Company’s perspective. Below is a description of the business ties and the reasons of the Audit Committee:

a.	The Menorah Group holds shares and debentures (bonds) of a number of series of the Company in a scope which is negligible relative to all the assets managed by the Menorah Group.

b.	The Menorah Group is not a interested party of the Company, and the Company’s debentures held by it are negligible relative to the scope of the Company’s liabilities (in accordance with its consolidated financial statements).

c.	The holdings of the Menorah Group in securities of the Company began before Ms. Nadine Baudot-Trajtenberg was nominated as a candidate for the position of external director in the Company.

d.	The remuneration to which Ms. Nadine Baudot-Trajtenberg is entitled for her tenure in the Menorah group is a external director’s remuneration pursuant to the Companies Regulations (Rules on Remuneration and Expenses for External Directors,5760—2000), and does not constitute the primary income of Ms. Nadine Baudot-Trajtenberg.

e.	On the basis of the above, the Audit Committee has found that the above described ties are negligible both vis-à-vis Ms. Nadine Baudot-Trajtenberg , in such a way that it does not and shall not influence or impact her judgment, and vis-à-vis the Company.

1.5.4.	Upon her appointment as an external director in the Company, Ms. Nadine Baudot-Trajtenberg is entitled to annual remuneration and remuneration for participation in specific meetings like the other directors in the Company (save for those directors who fulfil additional positions in the Company). For details regarding the remuneration and the exemption, insurance and indemnification arrangements to which Nadine Baudot-Trajtenberg is entitled for her tenure as an external director in the Company, see Appendix C of this report.

2.	The Required Majority for the Adoption of the Resolution

2.1.	For the approval of the issues stated in Sections 1.2 (appointment of the auditing accountant), 1.3 (granting of the annual grant to Mr. Mientkavich), 1.4.1 (appointment of Mr. Dori Segal as a director in the Company) and 1.4.2 (appointment of Mr. Chaim Ben Dor as director in the Company), a simple majority is needed.

2.2.	For the approval on the said issue in Section 1.5 (the appointment of Ms. Nadine Baudot-Trajtenberg as an external director in the Company), pursuant to Section 239 (b) of the Companies Law, it is required that, in addition to a simple majority, one of the following two conditions shall prevail:

A.	In the counting of votes, the majority in a general meeting will include the majority of all stockholders’ votes who do not hold controlling interests in the company or who do not have a vested interest in the approval of the appointment, except in the matter of a personal interest which is not as a result of their ties with a controlling interest, and participating in the vote; in the counting of all of the votes of the said shareholders, absentee votes will not be counted;

B.	The total opposed votes from the shareholders referred to in sub paragraph A’ shall not be greater than two percent of all the voting rights in the Company.

3.	The Time and Place for the Convening of the Meeting, the Quorum, the Effective Date and the Manner of Voting

3.1.	The annual general meeting will be convened on Wednesday, December 5, 2012 at 11:00 at the offices of the Company at 1 Hashalom Road, Tel Aviv, Israel.

3.2.	A quorum shall be attained when at least two stockholders are present, personally or by proxy, jointly holding at least 35% of the voting rights in the Company. If no quorum is present half an hour after the time set for the meeting, the meeting will be adjourned until Wednesday December 12, 2012 at 11:00 AM (Israel time) and will be held at the same place. If, at the adjourned meeting no quorum is present within half an hour after the time set for the start of the meeting, then a quorum will be deemed present if at least two shareholders with voting rights are present, personally or by proxy, jointly holding at least 30% of the voting rights in the Company.

3.3.	The Effective Date for the determining of the entitlement of a shareholder in the Company to vote at a general meeting, as stipulated in Section 182 (c) of the Companies Law, is after the end of Tuesday, November 6, 2012 (hereinafter: the “Effective Date”).

3.4.	Under the Companies Regulations (Proof of Ownership of a Share for Voting at a General Meeting), 5760 – 2000, a shareholder, in whose favor a share has been registered with a member of the Tel Aviv Securities Exchange Ltd. (“TASE”) and that share has been included in the shares of the Company registered in the Shareholders Register in the Company’s name for registrations, should he be interested in voting at the general meeting, will provide the Company with confirmation from the member of the TASE with whom his right to the share is registered, regarding his ownership of the share, at the Effective Date, pursuant to Form 1 in the Schedule to the Companies Regulations.

3.5.	A power of attorney for participating and voting at the general meeting must be deposited at least 48 hours before the date of its convening, at the offices of the Company at 1 Hashalom Road Tel Aviv, Israel.

3.6.	The distribution site of the Securities Authority (the “Distribution Site”) and the website of the TASE, in which the wording of the proxy statement and position papers can be found, as defined in Section 88 of the Companies Law, are as follows: www.magna.isa.gov.il and – www.maya.tase.co.il, respectively. Voting by proxy statement will be done on the second part of the proxy statement as published on the Distribution Site. A shareholder may turn directly to the Company to receive the wording of the proxy statement and the position notice from it (if any). The stock exchange member will send by email, without consideration, a link to the wording of the voting statement and the position statements, on the Distribution Site, to every shareholder who is not registered in the Shareholders Register and whose shares are registered with that stock exchange member, unless the shareholder has filed notice that he is interested in such, provided that the notice is given vis-à-vis a specific securities account and at a date earlier than the Effective Date. A shareholder whose shares are registered with a stock exchange member, is entitled to receive approval of ownership from the stock exchange member through whom he holds the shares, at a branch of the stock exchange member or by mail to his address in consideration for dispatch fees only, if he has requested such. A request in this matter will be given in advance to a specific securities account. The proxy statement must be delivered to the Company’s offices, at the above address, in such a manner so that the proxy statement reaches the Company’s offices by no later than 72 hours before the time for the convening of the meeting. The last date for the delivery of the position notice to the Company is up to ten days after the Effective Date. The Company does not allow for voting via the internet.

3.7.	One or more shareholders holding shares, at the effective date, constituting 5% or more of the total voting rights in the Company, and anyone holding such a right out of the total voting rights which are not held by a controlling shareholder in the Company, as defined in Section 268 of the Companies Law, (i.e. 3,573,668 shares), is entitled to view the proxy statements as specified in Section 10 of the Companies Regulations (Voting in Writing and Position Statements) 5766 – 2005.

4.	Viewing of Documents

The wording of the proposed resolutions may be viewed at the Company’s offices at the above indicated address, during regular office hours and after with prior arrangement (telephone: 03- 6948000, Fax: 03-6961910).

Gazit - Globe Ltd.

Appendix A’—Details of Compensation to which Mr. Mientkavich is Entitled from the Company

	Compensation for Services (in thousands of NIS)				Details of Recipient of the Compensation
Total	Other	Share Payment Based	Grant	Salary	Rate of ownership in the Corporation’s Capital	Job Scope	Position	Period
2,643	—	848	500	1,296	0.02%	Part Time	Deputy Chairman of the Board of Directors	Compensation for 2011
1,451	—	281	*500	670	0.02%	Part Time	Deputy Chairman of the Board of Directors	Compensation for the Six Months Ending June 2012

*	The annual grant is for the tenure of Mr. Mientkavich in the year 2011 and is subject to the approval of the general meeting which is the subject of this report.

The data in the table is in terms of cost for the Company. The above stated fees include the cost of the fringe benefit components for the fees. The data in the above table does not include the monetary grant which is the subject of this immediate report.

A.	Under the agreement between the Company and Mr. Mientkavich from May 2005, as extended and amended in May 2009, Mr. Mientkavich serves as the Deputy Chairman of the Board of Directors on a part-time basis. The present period of engagement has been set for four years up until April 2013, whilst each one of the parties may terminate the agreement by means of prior notice of 60 days. Under the agreement (as amended), the monthly salary of Mr. Mientkavich as of December 31, 2011 stood at about NIS 78.4 thousand (his salary is adjusted once a quarter in accordance with the rate of increase in the consumer price index).

Further to the above, the agreement of engagement includes acceptable compensation regarding ‘executive insurance’, study fund, vacation, sick leave, the providing of a car, etc. Upon termination of the engagement with Mr. Mientkavich (save for exceptional circumstances whereby the Company may terminate the engagement without paying severance compensation and without prior notice, as detailed in the agreement), Mr. Mientkavich will be entitled to an adjustment grant in the amount of six months payment of the last basic payment (including payment of deposits to the executive insurance fund and the study fund), a grant which shall be paid in six equal payments.

B.	The above table includes, under the “Share-Based Payment” Section, the cost recorded in 2011 and during the period of the six months up until June 30, 2012, in the Company’s financial statements, for the warrant options for the Company’s shares which were allotted by the Company to Mr. Mientkavich, as detailed below: (i) in accordance with the present terms of employment of Mr. Mientkavich, which as stated was renewed in 2009, in May 2009 the Company allotted, to the trustee for Mr. Mientkavich, 400 thousand warrant options (pursuant to the provisions of Section 102 of the Income Tax Ordinance on the Capital Gains Track). The realisation price of the warrant options is determined in accordance with the average share price of the Company on the TASE during the 30 days trading preceding the allotment and has been set at NIS 21.67 per share (the realisation price is linked to the consumer price index and subject to adjustments in the event of the issuance of bonus shares, the issuance of rights and the distribution of a dividend), and the vesting period of the warrant options is 4 years starting from their allotment date (May 19, 2009), so that Mr. Mientkavich will be entitled to realize the warrant options in four equal parts. If Mr. Mientkavich does not realize the realisable warrant options within six months from the termination date of the engagement, then the warrant options will expire. In the event of the termination of the engagement with Mr. Mientkavich by the Company (including the end of the term of engagement), which is not under circumstances in which the Company is entitled, in law, to terminate the engagement with him without payment of severance pay compensation, Mr. Mientkavich will be entitled to the acceleration of the vesting period of the warrant options. The final expiry date of the all the warrant options (provided they have not expired or been realized beforehand pursuant to the above said), is 5 years after the allotment date. The economic value of each one of the warrant options from 2009 at the allotment date, in accordance with the binomial model is NIS 8.145 per share; (ii) in May 2009 the general meeting of the Company approved an allotment of 16,000 warrant options, accordingly, to the trustee for Mr. Mientkavich, in accordance with the provisions of Section 102 of the Income Tax Ordinance on the Capital Gains Track. Each one of the said warrant options may be realized into one ordinary share of the Company at a realisation price of NIS 21.67, linked to the consumer price index, subject to adjustments (for the issuing of bonus shares, the issuance of rights and the distribution of a dividend). Mr. Mientkavich may also realize the warrant options by means of a cashless exercise. The vesting periods have been set for three equal portions starting from one year after the allotment date. In certain cases, Mr. Mientkavich is entitled to an acceleration of the vesting period of the options. The final expiry date of the warrant options is 5 years after their allotment date. The fair value of each one of the warrant options at the allotment date, in accordance with the binomial model is NIS 6.73.

C.	The amount in the table appearing beneath “grant” (NIS 500 thousand) is the grant which has been approved for Mr. Mientkavich at the general meeting of the Company in 2011 for the year 2010.

Appendix B’1—Declaration of the Qualifications of Mr. Chaim Ben Dor, Candidate to Serve as Director

STATEMENT OF A CANDIDATE TO SERVE AS A DIRECTOR

Pursuant to the Companies Law, 1999 (the “Law”)

I, Chaim Ben-Dor, I.D No.010178416, having agreed to be appointed and to serve as a Director on the Board of Directors of Gazit-Globe Ltd. (the “Company”) hereby declare as follows:

1.	I have the ability to dedicate the required time for the performance of my duties as a director of the Company, given, among other things, the Company’s size and its specific needs.

2.	I possess the necessary skills to serve as director of the Company.

3.	For my classification as a director who possesses Accounting and Financial Expertise for the purpose of the Companies Regulations (Conditions and Criteria for a Director Who Possesses Accounting Expertise and a Director Who Possesses Professional Competence), 2005 (the “Expertise and Competence Regulations”), I hereby declare the following:

(a)	Education: I hold an Accountant Degree from the Ministry of Justice (College of Management, Jerusalem).

Employment in the last 5 years: Business consultant in the field of capital market and investments to private and private companies, member of the investment committee of several Pension Funds; and served as a lecturer at the Hebrew University and as a corporate consultant in the field of finance and investments.

(b)	Based on my education, skills and experience, I am highly proficient in and have an understanding of business and accounting matters and financial statements, which enables me to thoroughly understand the financial statements of the Company and to initiate discussion in connection with the manner of presentation of financial information.

4.	I am not restricted from serving as a director of the Company under any items set forth in Sections 226[1], 226A2 and 227[3] of the Law.

[1]

Section 226 of the Law provides that a candidate shall not be appointed as a director of a public company if he/she has been convicted in one of the manners specified below, unless five years (or a shorter period if so determined by the court) have elapsed from the date the conviction was granted or if the court has ruled, at the time of the conviction or thereafter, that he/she is not prevented from serving as a director of a public company:

5.	I am aware that pursuant to Section 241 of the Law this Statement shall be published as part of the Company’s immediate report regarding my appointment, shall be kept in the Company’s registered office and shall be available for review by any person.

6.	I hereby undertake to immediately notify the Company upon the occurrence of any change in the above statements during the term of my service as director of the Company.

7.	I am aware that the proposal of my nomination as director by the Company’s Board of Directors, my classification as a director having Accounting and Financial Expertise relies, among other things, on this Statement.

8.	I, the undersigned, hereby declare that this is my name and signature and that all of the above is true.

October 17, 2012	/s/ Chaim Ben Dor
Signature

(1)	conviction relating to offenses under Sections 290-297 (bribery), 392 (theft by an officer), 415 (obtaining a benefit by fraud), 418-420 (forgery), 422-428 (fraudulent solicitation, false registration in the records of a legal entity, manager and employee offenses in respect of a legal entity, concealment of information and misleading publication by a senior officer of a legal entity, fraud and breach of trust in a legal entity, fraudulent concealment, blackmail using force, blackmail using threats) of the Israel Penal Law-1997; and offenses under sections 52C, 52D (use of inside information), 53(a) (offering shares to the public other than by way of a prospectus, publication of a misleading detail in the prospectus or in the legal opinion attached thereto, failure to comply with the duty to submit immediate and periodic reports) and 54 (fraud in securities) of the Israel Securities Law-1968 (the “Securities Law”);
(2)	conviction by a court outside of the State of Israel relating to an offense of bribery, fraud, offenses of directors/managers in a corporate body or exploiting inside information; or
(3)	conviction by verdict of court of first instance for any offense not specified in sections (1) or (2) above, if the court has ruled that due to its nature, severity or its circumstances the candidate is not fit to serve as a director of a public company, for the period determined by the court, which will not exceed five (5) years.

Under the Law, a candidate shall disclose whether he was convicted of one of the offences specified in sections (1)-(3) above and the period for the prohibition from serving as a director has not elapsed.

[2]

Section 226A of the Law provides that a candidate shall not be appointed as a director of a particular public company if an administrative enforcement committee under the Securities Law has determined that he/she will be prohibited from serving as a director of that particular public or private company issued bonds to the public.

Under the Law, a candidate shall disclose whether an administrative enforcement committee has determined that he/she will be prohibited from serving as a director in any public company or any private company issued bonds to the public.

[3]

Section 227 of the Law provides that a candidate shall not be appointed as a director of a company if he/she is a minor, legally incompetent or was declared bankrupt and the bankruptcy was not discharged.

Appendix B’2—Declaration of the Qualifications of Mr. Dori Segal, Candidate to Serve as Director

STATEMENT OF A CANDIDATE TO SERVE AS A DIRECTOR

Pursuant to the Companies Law, 1999 (the “Law”)

I, Dor J. Segal, I.D No. 05749350, having agreed to be appointed and to serve as a Director on the Board of Directors of Gazit-Globe Ltd. (the “Company”) hereby declare as follows:

1.	I have the ability to dedicate the required time for the performance of my duties as a director of the Company, given, among other things, the Company’s size and its specific needs.

2.	I possess the necessary skills to serve as director of the Company.

3.	For my classification as a director who possesses Accounting and Financial Expertise for the purpose of the Companies Regulations (Conditions and Criteria for a Director Who Possesses Accounting Expertise and a Director Who Possesses Professional Competence), 2005 (the “Expertise and Competence Regulations”), I hereby declare the following:

(c)	Education: I hold a High School graduation diploma.

Employment in the last 5 years: Through February 2008, held the position of President of the Company, at which time he was appointed Executive Vice Chairman of the Board. President and CEO of First Capital Realty, Inc. (“FCR”), President of Norstar Israel Ltd., and Chairman of the Board of Gazit America Inc. Chairman of the Board of Realpac—The Real Property Association of Canada.

Companies of which I am a director (other than the Company): Norstar Holdings Inc., Equity One, Inc. (where I serve as Vice Chairman of the Board since May 2006), FCR, U. Dori Group, Ltd., Gazit-Globe Israel (Development) Ltd. and their private subsidiaries, as well as the private subsidiaries of the Company and of Norstar Holdings Inc.

(d)	Based on my education, skills and experience, I am highly proficient in and have an understanding of business and accounting matters and financial statements, which enables me to thoroughly understand the financial statements of the Company and to initiate discussion in connection with the manner of presentation of financial information.

4.	I am not restricted from serving as a director of the Company under any items set forth in Sections 226[1], 226A2 and 227[3] of the Law.

5.	I am aware that pursuant to Section 241 of the Law this Statement shall be published as part of the Company’s immediate report regarding my appointment, shall be kept in the Company’s registered office and shall be available for review by any person.

6.	I hereby undertake to immediately notify the Company upon the occurrence of any change in the above statements during the term of my service as director of the Company.

7.	I am aware that the proposal of my nomination as director by the Company’s Board of Directors, my classification as a director having Accounting and Financial Expertise relies, among other things, on this Statement.

8.	I, the undersigned, hereby declare that this is my name and signature and that all of the above is true.

October 17, 2012	/s/ Dori Segal
Signature

[1]

Section 226 of the Law provides that a candidate shall not be appointed as a director of a public company if he/she has been convicted in one of the manners specified below, unless five years (or a shorter period if so determined by the court) have elapsed from the date the conviction was granted or if the court has ruled, at the time of the conviction or thereafter, that he/she is not prevented from serving as a director of a public company:

(1)	conviction relating to offenses under Sections 290-297 (bribery), 392 (theft by an officer), 415 (obtaining a benefit by fraud), 418-420 (forgery), 422-428 (fraudulent solicitation, false registration in the records of a legal entity, manager and employee offenses in respect of a legal entity, concealment of information and misleading publication by a senior officer of a legal entity, fraud and breach of trust in a legal entity, fraudulent concealment, blackmail using force, blackmail using threats) of the Israel Penal Law-1997; and offenses under sections 52C, 52D (use of inside information), 53(a) (offering shares to the public other than by way of a prospectus, publication of a misleading detail in the prospectus or in the legal opinion attached thereto, failure to comply with the duty to submit immediate and periodic reports) and 54 (fraud in securities) of the Israel Securities Law-1968 (the “Securities Law”);
(2)	conviction by a court outside of the State of Israel relating to an offense of bribery, fraud, offenses of directors/managers in a corporate body or exploiting inside information; or
(3)	conviction by verdict of court of first instance for any offense not specified in sections (1) or (2) above, if the court has ruled that due to its nature, severity or its circumstances the candidate is not fit to serve as a director of a public company, for the period determined by the court, which will not exceed five (5) years.

Under the Law, a candidate shall disclose whether he was convicted of one of the offences specified in sections (1)-(3) above and the period for the prohibition from serving as a director has not elapsed.

[2]

Section 226A of the Law provides that a candidate shall not be appointed as a director of a particular public company if an administrative enforcement committee under the Securities Law has determined that he/she will be prohibited from serving as a director of that particular public or private company issued bonds to the public.

Under the Law, a candidate shall disclose whether an administrative enforcement committee has determined that he/she will be prohibited from serving as a director in any public company or any private company issued bonds to the public.

[3]

Section 227 of the Law provides that a candidate shall not be appointed as a director of a company if he/she is a minor, legally incompetent or was declared bankrupt and the bankruptcy was not discharged.

Appendix B’3—Declaration of the Qualifications of Ms. Nadine Baudot-Trajtenberg, Candidate to Serve as Director

STATEMENT OF A CANDIDATE TO SERVE AS AN EXTERNAL DIRECTOR

Pursuant to the Companies Law, 1999 (the “Law”)

I, Dr. Nadine Baudot-Trajtenberg, ID No. 011907425, having agreed to be appointed and to serve as an External Director on the Board of Directors of Gazit-Globe Ltd. (the “Company”) hereby declare as follows:

1. I have the ability to dedicate the required time for the performance of my duties as a director of the Company, given, among other things, the Company’s size and its specific needs.

2. I possess the necessary skills to serve as director of the Company.

For my classification as a director who possesses Accounting and Financial Expertise for the purpose of the Companies Regulations (Conditions and Criteria for a Director Who Possesses Accounting Expertise and a Director Who Possesses Professional Competence), 2005 (the “Expertise and Competence Regulations”), I hereby declare the following:

(e)	Information (including supporting documents) regarding my education, skills and experience (including companies in which I serve as a director) is attached hereto as Exhibit A.

(f)	Based on my education, skills and experience, I am highly proficient in and have an understanding of business and accounting matters and financial statements, which enables me to thoroughly understand the financial statements of the Company and to initiate discussion in connection with the manner of presentation of financial information.

3.	I am not restricted from serving as a director of the Company under any items set forth in Sections 226[1], 226A2 and 227[3] of the Law.

[1]

Section 226 of the Law provides that a candidate shall not be appointed as a director of a public company if he/she has been convicted in one of the manners specified below, unless five years (or a shorter period if so determined by the court) have elapsed from the date the conviction was granted or if the court has ruled, at the time of the conviction or thereafter, that he/she is not prevented from serving as a director of a public company:

(1)	conviction relating to offenses under Sections 290-297 (bribery), 392 (theft by an officer), 415 (obtaining a benefit by fraud), 418-420 (forgery), 422-428 (fraudulent solicitation, false registration in the records of a legal entity, manager and employee offenses in respect of a legal entity, concealment of information and misleading publication by a senior officer of a legal entity, fraud and breach of trust in a legal entity, fraudulent concealment, blackmail using force, blackmail using threats) of the Israel Penal Law-1997; and offenses under sections 52C, 52D (use of inside information), 53(a) (offering shares to the public other than by way of a prospectus, publication of a misleading detail in the prospectus or in the legal opinion attached thereto, failure to comply with the duty to submit immediate and periodic reports) and 54 (fraud in securities) of the Israel Securities Law-1968 (the “Securities Law”);

4.	I am not a “Relative” (as defined below) of a party that controls the Company. At the time of this Statement and during the two years prior to this Statement, neither myself nor any of my Relatives, partners, employers, a person to whom I am directly or indirectly subordinated or an entity in which I am a controlling equity holder, has or had any “Affiliation” (as defined below), with a party that controls the Company, or with a Relative of such a controlling party or with an entity controlled by such controlling party excluding the Company or any entity controlled by the Company.

“Affiliate” means an employment relationship, business or professional relationship in general or control, and service as an officer.

“Relative” means a spouse, sibling, parent, grandparent, child or child, sibling or parent of a spouse or the spouse of any of the above.

5.	Without derogating from Section 4 above, neither I, nor any of my Relatives, partners or employers, nor any person or entity to which I am directly or indirectly subordinated, nor a corporate body in which I am a controlling shareholder, has or had any business or professional relationship with any person or entity with respect to which having an Affiliation is forbidden according to Section 4 above, including if such relationships are not continuing, excluding insignificant relationships.

6.	I am an adult (born in 1956), and a resident of the State of Israel. I have never been declared bankrupt and I have not been declared by a court of a competent jurisdiction as lacking legal capacity.

(2)	conviction by a court outside of the State of Israel relating to an offense of bribery, fraud, offenses of directors/managers in a corporate body or exploiting inside information; or
(3)	conviction by verdict of court of first instance for any offense not specified in sections (1) or (2) above, if the court has ruled that due to its nature, severity or its circumstances the candidate is not fit to serve as a director of a public company, for the period determined by the court, which will not exceed five (5) years.

Under the Law, a candidate shall disclose whether he was convicted of one of the offences specified in sections (1)-(3) above and the period for the prohibition from serving as a director has not elapsed.

[2]

Section 226A of the Law provides that a candidate shall not be appointed as a director of a particular public company if an administrative enforcement committee under the Securities Law has determined that he/she will be prohibited from serving as a director of that particular public company.

Under the Law, a candidate shall disclose whether an administrative enforcement committee has determined that he/she will be prohibited from serving as a director in any public company.

[3]

Section 227 of the Law provides that a candidate shall not be appointed as a director of a company if he/she is a minor, legally incompetent or was declared bankrupt and the bankruptcy was not discharged.

7.	My other positions and activities do not and could not (i) result in the creation of any conflicts of interest with my position as an External Director of the Company, or (ii) adversely affect my ability to serve as a director of the Company.

8.	I do not serve as a director of any other company any of whose external directors serve as a director of the Company.

9.	I am neither (i) an employee of the Israel Securities Authority, nor (ii) an employee of the Tel Aviv Stock Exchange Ltd.

10.	I am aware that pursuant to Section 241 of the Law this Statement shall be presented at the Company’s shareholders’ meeting at which my appointment shall be considered, shall be kept in the Company’s registered office and shall be available for review by any person. I am also aware that this Statement will be published by the Company as an exhibit to the immediate report which will announce the convening of such shareholders’ meeting.

11.	I hereby undertake to immediately notify the Company upon the occurrence of any change in the above statements during the term of my service as director of the Company.

12.	Prior to my consent to serve as an External Director of the Company, I have been advised by the Company as to the amounts of the annual and per-meeting remuneration that I will receive for my future service as an External Director of the Company.

13.	I am aware that the proposal of my nomination as director by the Company’s shareholders’ meeting, my classification as an External Director and as a director having Accounting and Financial Expertise relies, among other things, on this Statement.

14.	I, the undersigned, hereby declare that this is my name and signature and that all of the above is true.

October 15, 2012	/s/ Nadine Baudot Trajtenberg
Signature

Appendix C

Details of compensation to which Messrs Dori Segal and Chaim Ben Dor are entitled as of the date of this report and the remuneration to which Ms. Nadine Baudot-Trajtenberg will be entitled from the date of her appointment by the general meeting.

Below are the details of compensation to which Messrs Dori Segal and Chaim Ben Dor, whose reappointment as directors of the Company is being brought before the general meeting for its approval, are entitled as of the date of this report and the remuneration to which Ms. Nadine Baudot-Trajtenberg will be entitled from the date of her appointment by the general meeting as an external director in the Company:

1.	Remuneration of the Directors

Mr. Dori Segal is not entitled to directors’ remuneration for his service in the Company.

Mr. Ben Dor, like the other directors in the Company who meet the conditions of expertise of an external expert director (save for those directors who fulfil other duties in the Company), is entitled to relative remuneration as stated in Regulation 8A of the Israeli Companies Regulations (Rules on Remuneration and Expenses for External Directors), 5760—2000), (“Remuneration Regulations”), as detailed below 56,000 US dollars annual remuneration and 1,480 US dollars remuneration per meeting, and all subject (in accordance with the changes to the exchange rate of the NIS compared with the US dollar) to the said representative rate not being less than the minimum amount set by the Company in the rating of the Company in the Second and Third Schedules of the Remunerations Regulations and will not be higher than 50% of the maximum amount for a company of its rating in the Second, Third or Fourth Schedule, as the case may be, of the Remuneration Regulations (with these minimum and maximum amounts being linked to the consumer price index in accordance with the Remuneration Regulations). The payment for participation by modes of communication stands at 60% of the participation remuneration stated above, and payment for written resolutions stands at 50% of the above stated participation remuneration.

Ms. Nadine Baudot-Trajtenberg shall be entitled to the above said remuneration starting from her appointment date as an external director of the Company.

2.	Exemption, Indemnification and Insurance

Mr. Ben Dor and Mr. Segal (and each one of the other members of the Board of Directors of the Company) are entitled to the arrangements for indemnification, exemption and insurance of office holders of the Company as approved (or as shall be approved from time to time) applicable to directors. As of the date of this report, office holder insurance exists which, as of the date of the report the limits of its cover is 100 million US dollars (per incident and per year). Moreover, Messrs Segal and Ben Dor (and each of the other board members of the Company) are entitled to an insurance policy to cover the liability of the Company and the Board of Directors and the office holders of the Company, as approved by the general meeting on January 12, 2012 for the publication of Company’s prospectus and the Public Offering of Securities Insurance (POSI) in the USA for a period of up to 7 years (the “Insurance Term”) to a limit of cover of not more than 100 million US dollars per incident and per Insurance Term. For details, see the immediate report regarding the calling of the general meeting of December 5, 2011, reference No.: 2011-01-353178 and the immediate report regarding the results of the meeting of January 12, 2012, reference No. 2012-01-014208; the information contained therein is incorporated herein by way of reference.

Moreover, in accordance with the Company’s Articles of Association and in accordance with the resolution of the general meeting of the Company of December 31, 2006, the Company has made an undertaking to grant prior indemnification to anyone serving as an office holder in the Company (including directors and amongst them, Messrs Ben Dor and Segal), including office holders of the Company, serving, on behalf of the Company, in another company in which the Company holds at least 25% of the rights in the capital and/or of the voting rights and/or of the rights to appoint directors. The undertaking for appointment is given for liabilities and expenses, in accordance with the provisions of the Companies Law, and this is in connection with a series of events (grounds for indemnification) as detailed in the letter of indemnification. The maximum indemnification amount which the Company may pay to any office holder, as stated above, cumulatively, in accordance with the letter of undertaking, will not be greater than 20% of the Company’s equity in accordance with the latest financial statements of the Company published prior to the actual payment of the indemnification. Moreover, the Company has decided to exempt, in advance, the said office holders (including the directors) from liability for damage caused and/or to be caused to the Company by the office holder due to the breach of the duty of due care towards it, save for the case of a breach of the duty of due care upon distribution, as defined in the Companies Law. On December 13, 2011, the Company’s general meeting approved the modification of the indemnification conditions for the Company’s directors (including Mr, Ben Dor and Mr. Segal), in such a way so as to allow for indemnification to the limits permitted pursuant to the Effectiveness of Enforcement Procedure in the Israeli Securities Authority Law (Legislation Amendments), 5771—2011, i.e.—indemnification for the payment to the injured party imposed on the party in breach for damages caused as stated in Section 52(1)(a)(1)(a) of the Securities Law or for expenses incurred in connection with administrative proceedings in his matter, including reasonable litigation expenses and including attorneys’ fees. For details, see the Report for the Convening of the General Meeting of November 8, 2011, (reference No.: 2011-01-320382), and the immediate report regarding the results of the meeting of December 13, 2011, (reference No.: 2011-01-320382); the information contained therein is incorporated here by way of reference.

Starting from her appointment date as an external director in the Company, Ms. Nadine Baudot-Trajtenberg (like all the other members of the Board of Directors in the Company) will be entitled to the arrangements for indemnification, exemption and insurance of office holders in the Company as detailed above.

Safe Harbor Statement under the U. S. Private Securities Litigation Reform Act of 1995:

This release may contain forward-looking statements within the meaning of the U.S. federal securities laws. These statements are made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. Such statements involve a number of known and unknown risks and uncertainties, many of which are outside our control that could cause our future results, performance or achievements to differ significantly from the results, performance or achievements expressed or implied by such forward-looking statements. Important factors that could cause or contribute to such differences include risks detailed in our public filings with the SEC. Except as required by law, we undertake no obligation to update any forward-looking or other statements herein, whether as a result of new information, future events or otherwise.